Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, Maryland 20850

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rebekah Toton

February 25, 2008

Re:	Airbee Wireless, Inc. - Registration Statement on Form SB-2/A
Accession File No.: 0001144204-07-038895
File No. 333-142719 |
Filed On: July 30, 2007

Ladies and Gentlemen:

The undersigned, as President of Airbee Wireless, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement. The Stock Purchase Agreement with Montgomery Equity Partners is no longer in force.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm that the Company has not sold any securities under the Registration Statement.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Shivbir S. Grewal at (949) 725-4119. Thank you for your courtesy and cooperation in this matter.

Very truly yours,
AIRBEE WIRELESS, INC.
/s/ E. Eugene Sharer
E. Eugene Sharer
President